

May 10, 2022


Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549


To whom it may concern:

The NYSE American certifies its approval for listing and registration of the 7.125% Notes due 2027 of SACHEM CAPITAL CORP. under the Exchange Act of 1934.


Sincerely,



**New York Stock Exchange**
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
**nyse.com**